EXHIBIT 12.1
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	American
	Achievement Group
	Holding Corp.		AAC Group Holding Corp.
	Fiscal Year Ended		Fiscal Year Ended
	August 26, 2006		August 26, 2006		August 27, 2005
Net income (loss) before income taxes	$3,192		$8,277		$3,550

Fixed charges: (1) Interest charges	39,331		34,246		31,271
Interest portion of lease expense	683		683		829

Total fixed charges	40,014		34,929		32,100
Net income from operations before income taxes and fixed charges	$43,206		$43,206		$35,650

Ratio of earnings to fixed charges (2)	1.08	x	1.24	x	1.11	x

	American Achievement Corporation
					For the Period Ended		For the Period Ended
	Fiscal Year Ended				March 26, 2004 —		August 31, 2003 —
	August 26, 2006		August 27, 2005		August 28, 2004		March 25, 2004
Net income (loss) before income taxes	$19,234		$11,324		$10,925		$(4,583)

Fixed charges: (1) Interest charges	23,289		23,497		10,257		16,455
Interest portion of lease expense	683		829		352		626

Total fixed charges	23,972		24,326		10,609		17,081
Net income from operations before income taxes and fixed charges	$43,206		$35,650		$21,534		$12,498

Ratio of earnings to fixed charges:(2)	1.80	x	1.47	x	2.03	x	—

(1)	During the periods presented the Company had no preferred stock outstanding that required a cash payment. Therefore, the ratio of earnings to combined fixed charges and preferred dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

(2)	For purposes of computing this ratio, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rental expense that includes an interest factor. Earnings before fixed charges were insufficient to cover fixed charges by approximately $4.6 million for the period from August 31, 2003 to March 25, 2004.